Exhibit 99.1

FOR IMMEDIATE RELEASE

 Cimetrix Announces Third Quarter 2014 Financial Results

SALT LAKE CITY, UT — October 28, 2014 — Cimetrix Incorporated (OTCQB: CMXX, www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, LED, and other electronics industries, today reported financial results for the third quarter of 2014.

Third Quarter Financial Results
  Total software revenue was $1,556,000, up 6% from the second quarter and up 50% compared to the third quarter in 2013
  Total revenue was $1,620,000 up 2% from the second quarter, and up 49% compared to the third quarter of 2013
  Income before taxes was $132,000, compared to $116,000 in the second quarter of 2014 and a ($149,000) loss in the third quarter of 2013.
Management Comments
Commenting on the quarterly results, Bob Reback, president and chief executive officer of Cimetrix stated, “We are pleased to report another quarter of growth in revenue and income that is consistent with prior guidance. We obtained five design wins during the quarter that contributed to the growth in software revenue. In addition, design wins gained over the prior years helped drive software revenue associated with machine shipments.”

Fourth Quarter 2014 Outlook
Mr. Reback concluded, “Both industry analysts and the majority of our customers continue to state they are expecting to maintain growth on a quarter-to-quarter basis. As we have stated consistently throughout the year, we expect to remain profitable on a quarterly basis while providing solid double-digit revenue growth year-over-year. We will continue to execute to our plan by focusing on satisfying our growing customer base, improving our current product lines, and investing in R&D for future growth.”

About Cimetrix Incorporated
Cimetrix (OTCQB: CMXX) develops and supports factory automation software products for the global semiconductor, photovoltaic, LED, and other electronics industries. Cimetrix factory connectivity software allows for rapid and reliable implementation of the SEMISECS/GEM, GEM300, PV2, and EDA standards. Our flexible equipment control framework software is the latest technology that enables equipment suppliers to design and implement their supervisory control, material handling, operator interface, platform and process control, and automation requirements of manufacturing facilities. Cimetrix products can be found in virtually every 300mm semiconductor factory worldwide and include CIMControlFramework™, CIMConnect™, CIM300™, and CIMPortal™ Plus. The added value of Cimetrix passionate Support and Professional Services delivers an outstanding solution for precision equipment companies worldwide.

Cimetrix is an active member in the Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:
The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission.  Many of these factors are beyond the control of the Company.  Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

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Company Contact
Rob Schreck
Cimetrix Incorporated
Phone: (801) 256-6500
rob.schreck@cimetrix.com

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
ASSETS	2014	2013
Current assets:
Cash	$1,615,000	$887,000
Accounts receivable, net	715,000	797,000
Inventories	36,000	56,000
Prepaid expenses and other current assets	85,000	72,000
Deferred tax asset - current portion	250,000	144,000
Total current assets	2,701,000	1,956,000

Property and equipment, net	68,000	48,000
Goodwill	64,000	64,000
Deferred tax asset - long-term portion	960,000	1,194,000
Other assets	6,000	6,000

	$3,799,000	$3,268,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$132,000	$56,000
Accrued expenses	335,000	178,000
Deferred revenue	305,000	273,000

Total liabilities	772,000	507,000

Commitments and contingencies

Stockholders’ equity:
Common stock: $.0001 par value, 100,000,000 shares
authorized, 45,042,006 and 45,042,006 shares issued,
respectively	4,000	4,000
Additional paid-in capital	33,867,000	33,774,000
Treasury stock: 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(30,795,000)	(30,968,000)
Total stockholders’ equity	3,027,000	2,761,000
	$3,799,000	$3,268,000

CIMETRIX INCORPORATED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013
Revenues:
New software licenses	$1,277,000	$810,000	$3,586,000	$2,887,000
Software license updates and product support	279,000	224,000	858,000	729,000
Total software revenues	1,556,000	1,034,000	4,444,000	3,616,000
Professional services	64,000	55,000	237,000	190,000

Total revenues	1,620,000	1,089,000	4,681,000	3,806,000

Operating costs and expenses:
Cost of revenues	578,000	495,000	1,629,000	1,636,000
Sales and marketing	315,000	211,000	840,000	709,000
Research and development	223,000	268,000	774,000	665,000
General and administrative	365,000	251,000	1,111,000	858,000
Depreciation and amortization	9,000	16,000	28,000	50,000

Total operating costs and expenses	1,490,000	1,241,000	4,382,000	3,918,000

Income (loss) from operations	130,000	(152,000)	299,000	(112,000)

Other income:
Interest income	1,000	-	1,000	1,000
Gain on sale of property and equipment	-	2,000	-	2,000
Other income	1,000	1,000	1,000	8,000

Total other income	2,000	3,000	2,000	11,000

Income (loss) before income taxes	132,000	(149,000)	301,000	(101,000)

Provision (benefit) for income taxes	45,000	(59,000)	128,000	(1,429,000)

Net income (loss)	$87,000	$(90,000)	$173,000	$1,328,000

Net income (loss) per common share:
Basic	$0.00	$(0.00)	$0.00	$0.03
Diluted	$0.00	$(0.00)	$0.00	$0.03

Weighted average number of shares
outstanding:
Basic	45,227,000	45,227,000	45,227,000	45,499,000
Diluted	45,920,000	45,227,000	45,899,000	46,124,000